Exhibit 99.2

ITEM 2. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Zhibao Technology Inc. (the “Company”, “we”, “us” and “our”) is a holding company incorporated as an exempted company on January 11, 2023 under the laws of the Cayman Islands. It operates substantially all of its business through its PRC Subsidiaries, or Zhibao China Group, in particular Zhibao China and Sunshine Insurance Brokers.

We are a leading and high growth InsurTech company primarily engaging in providing digital insurance brokerage services through Zhibao China Group in China. 2B2C digital embedded insurance is our innovative business model, which Zhibao China Group pioneered in China. Zhibao China Group launched the first digital insurance brokerage platform in China in 2020, which is powered by their proprietary PaaS.

2B2C digital embedded insurance refers to our one-stop customized insurance brokerage model conducted through Zhibao China Group, under which we provide proprietary and customized insurance solutions to be digitally embedded in the existing customer engagement matrix of our B channels to reach and serve such B channels’ existing pool of end customers. Each B channel encompasses a specific scenario where its end customers also have potential, untapped insurance needs. For example, a Chinese travel agency (our B channel) has an average of 100,000 Chinese tourists traveling to the U.S. for tourism every year. We believe this presents an untapped scenario-specific opportunity for international travel accident insurance needs for a pool of 100,000 Chinese tourists as end customers. These end customers might otherwise have to search for and purchase insurance separately or might not purchase insurance at all. After Zhibao China Group reaching an agreement with such travel agency to become one of our B channels, they build and embed a travel insurance solution across this travel agency’s matrix of digital channels, including its website, App, Douyin (the Chinese equivalent of TikTok), WeChat Mini Program, and other social media accounts. Consequently, we, through Zhibao China Group, may pinpoint the 100,000-strong customer base and provide insurance brokerage services which are specifically and accurately tailored to the insurance needs of these end customers.

Our service portfolio through Zhibao China Group includes (1) insurance brokerage services, and (2) MGU services, a specialized insurance brokerage service whereby the insurance companies authorize us to assist them in underwriting, claims and risk control services. It broadly covers insurance product design and customization, selection of insurance companies, technology system interconnection and delivery, customer AARRR operation, customer service, compliance management, and data analysis, all of which are integrated in each of our insurance solutions. Each insurance solution generally applies to one specific scenario in a particular sector, with customized product design and services relevant for that scenario and sector. As of the date of this report on Form 6-K (the “Report”) , we, through Zhibao China Group, have developed more than 40 proprietary and innovative digital insurance solutions addressing different scenarios in a wide range of industries, including but not limited to travel, sports, logistics, utilities (i.e., gas and electricity), and e-commerce. Zhibao China Group acquire and analyze customer data, utilize big data and AI technology to continually iterate and enhance our digital insurance solutions. This iterative process, in addition to continually improving our digital insurance solutions, will keep us abreast of the new trends and customer preferences in the market.

Zhibao China Group secure and serve our end customers through our B channels. Our B channels cover a wide range of industries and organizations, including but not limited to internet platforms, large and medium-sized enterprises, and government agencies. While B channels have end customers with potential insurance needs relevant and specific to their primary operations, they usually do not have the experience and expertise to effectively provide insurance related services. In order to address this pain-point, we provide them with our customized digital insurance solutions specifically tailored to their business. Our 2B2C model thrives because our relationship with B channels is mutually beneficial and sustainable for all participants. Our B channels view us as a valuable partner as we empower them to provide insurance as a value-added service to their end customers, a potential competitive advantage for them. By embedding our digital insurance solutions into our B channels’ online matrix to reach their customer base, we maintain a captive, stable and sustainable source of end customers at low cost. The end customers, as a result, can conveniently and efficiently access quality brokerage services and suitable insurance products tailored to their actual needs. As of the date of this Report, we, through Zhibao China Group, have cooperated with more than 2,000 B channels, and secured more than 20 million end customer through them. We will expand the number of B channels as a key growth strategy of our business.

Under our business model, Zhibao China Group represents end customers as their authorized insurance broker to negotiate with insurance companies and select the most suitable insurance products for our end customers. As of the date of this Report, we have partnered with over 100  insurance companies (including their subsidiaries and branches) through Zhibao China Group.

While embedded insurance brokerage is still at an early stage of development in China, we believe it is the future of insurance brokerage industry.

Our revenue increased by RMB 62.1 million (US$8.5 million), or 74% from approximately RMB 84.3 million for the six months ended December 31, 2023 to RMB 146.4 million (US$20.1 million) for the six months ended December 31, 2024. For the six months ended December 31, 2023 and 2024, we incurred net loss of approximately RMB 8.5 million and RMB 0.6 million (US$0.1 million).

Private Placement - First Tranche Financing with an Institutional Investor

On September 23, 2024, the Company entered into a securities purchase agreement, as amended by a letter agreement dated as of February 14, 2025, (the “Securities Purchase Agreement”) with an institutional investor (the “Investor”), which provides for loans in an aggregate principal amount of up to $8.0 million under three tranches (the “Financing”).

Accordingly, on September 23, 2024, the Company consummated the first closing of the first tranche and issued to the Investor, (i) a convertible promissory note in the aggregate principal amount of up to $750,000 (the “First Tranche Note”), (ii) a warrant to purchase up to 74,451 Class A ordinary shares at an initial exercise price of $4.71 per share, subject to certain adjustments, and (iii) a pre-funded warrant to purchase up to 191,522 Class A ordinary shares at a nominal exercise price of $0.0001 per share, subject to certain adjustments. In return, the Company received $675,000 (net of original issue discount of 10%) on September 24, 2024, excluding expenses and commissions.

On October 1, 2024, the Company and the Investor consummated the second closing of the first tranche. The Company received additional $675,000 (net of original issue discount of 10%) on October 7, 2024, excluding expenses and commissions, and issued to the Investor a warrant to purchase up to 79,599 Class A ordinary shares at an initial exercise price of $4.47 per share, subject to certain adjustments.

On December 11, 2024, pursuant to the terms of the Securities Purchase Agreement and a letter agreement dated as of December 11, 2024, the Company and Investor waived certain pre-conditions to the third closing of the first tranche, the Company and the Investor consummated the third closing of the first tranche, and the Company received additional $900,000 (net of original issue discount of 10%) on December 12, 2024, excluding expenses and commissions, and issued to the Investor a warrant to purchase up to 160,020 Class A ordinary at an initial exercise price of $3.25 per share, subject to certain adjustments.

Private Placement - Second Tranche Financing with the Investor

On February 14, 2025, the Company and the Investor entered into a letter agreement (the “February 2025 Letter Agreement”), pursuant to which the Company and the Investor amended the Securities Purchase Agreement (as amended, the “A&R Securities Purchase Agreement”) to provide for up to three closings in the second tranche (each closing, the “Second Tranche Closing”; collectively, the “Second Tranche Closings”), including (i) the initial Second Tranche Closing for $700,000 in face value of Second Tranche Note (as defined below) and accompanying warrants to occur immediately upon execution of the February 2025 Letter Agreement (subject to satisfaction of other conditions set forth in the A&R Securities Purchase Agreement and the February 2025 Letter Agreement); (ii) the second Second Tranche Closing to be for an additional $300,000 in face value of Second Tranche Note and accompanying warrants to occur upon the SEC declaring effective the Company’s resale registration statement covering the underlying shares with respect to the Second Tranche Closings (the “Second Tranche Resale Registration Statement”); and (iii) the third Second Tranche Closing to be for an additional $1,500,000 in face value of Second Tranche Note and accompanying warrants to occur on the trading day following the closing price of the Company’s Class A ordinary shares at the time of such subsequent Second Tranche Closing equaling or exceeding least $2.50 per share (subject to adjustment for any reverse stock split or similar corporate event), if such closing price threshold is met within 120 days following November 22, 2024, which is the effectiveness date of the initial First Tranche Resale Registration Statement (which 120-day period may be extended by an additional 60 days at the election of the Investor), provided, that each Second Tranche Closing shall be subject to satisfaction of the Equity Conditions (as defined in the Second Tranche Note) and the other conditions and requirements set forth in the A&R Securities Purchase Agreement.

On February 14, 2025, pursuant to the terms of the Securities Purchase Agreement, the Company and the Investor consummated the first closing of the second tranche, and the Company received $630,000 (net of original issue discount of 10%) on February 20, 2025, excluding expenses and commissions. The Second Tranche of convertible promissory note (the “Second Tranche Note”) in the aggregate principal amount of up to $2,500,000 has an initial principal amount of $700,000 reflecting the funding of the first closing of the second tranche and giving effect to the 10% original issue discount. The Company also issued to the Investor a warrant to purchase up to 202,459 Class A ordinary shares at an initial exercise price of $1.69964 per share, subject to certain adjustments.

The Second Tranche Note is initially convertible into Class A ordinary shares at conversion price of $1.69964 per share, subject to certain adjustments, provided that the conversion price shall not be reduced below $0.282. The Second Tranche Note does not bear any interest and matures on February 14, 2026.

Initial Public Offering (“IPO”)

On April 3, 2024, the Company closed its IPO of 1,500,000 Class A ordinary shares at a public offering price of $4.00 per Class A ordinary share for aggregate gross proceeds of $6,000,000, before deducting underwriting discounts and offering expenses. The Class A ordinary shares began trading on the Nasdaq Capital Market on April 2, 2024 under the symbol “ZBAO”.

On May 14, 2024, the Company issued an additional 23,765 Class A ordinary shares of the Company pursuant to the partial exercise of the underwriters’ over-allotment option in connection with the Company’s initial public offering at $4.00 per share, resulting in additional gross proceeds of $95,060.

Key Factors that Affect Operating Results

Our business, financial condition and results of operations have been, and are expected to continue to be, affected by a number of factors, which primarily include the following:

Our ability to accelerate the expansion of 2B2C business and drive additional conversion for end customers

Our future growth depends on our ability to sustain the expansion of our 2B2C business and drive additional conversion for end customers. With our strong position as a first mover in the 2B2C embedded insurance market, we aim to further broaden our B channels base through expansion of our sales teams and independent sales partners with resources to B channels. We also plan to strengthen our 2C business by targeting our existing customer base to meet the additional needs of each end customer. To achieve the goal, we will offer personalized insurance consultations to end customers through multiple channels, such as WeChat Mini Program, phone, or face-to-face meetings. Our aim is to steer their attention towards comprehensive family security plans, leading to long-term insurance commitments with us. Besides, we will also provide targeted consulting services to guide end customers towards suitable insurance options and facilitate short-term policy conversions.

Our ability to utilize innovative insurance technology and infrastructure

We regard insurance technology and infrastructure as critical to our ability to optimize our insurance solutions provided to our business channels and end customers. We have invested substantial resources in developing the sophisticated and innovative technology systems that we use for optimizing our insurance solutions. We will continually upgrade and enhance our insurance technologies to upgrade and enrich our digital insurance solutions to keep us abreast of the new trends and customer preferences in the market. Our aim is to develop solutions across every sector of the economy, and ultimately cover every aspect of the end customers’ daily life.

Our ability to attract, incentivize and retain talented professionals

We believe our success greatly depends on our ability to attract, incentivize and retain talented professionals. To maintain and improve our competitive advantage in the market, we intend to implement several initiatives to retain and attract more mid- to high-level personnel. These include formulating a market-oriented compensation structure for our employees and implementing a standardized multi-level performance review mechanism. We also plan to invest more time and resources in training to increase the value of our employees. We need more talented professionals for the expansion of our business.

Key Components of Results of Operations

Revenues

Our revenues consist of (i) Service fee for digital insurance brokerage service, and (ii) Service fee for MGU(Managing General Underwriter) service. For the six months ended December 31, 2023 and 2024, our revenues were approximately RMB 84.3 million (US$11.5 million) and RMB 146.4 million (US$20.1 million), respectively. The following table sets forth a breakdown of our revenue by service type for the fiscal years indicated.

	For the Six Months Ended December 31,
	2023		2024
	RMB	%	RMB	USD	%
Insurance brokerage service	75,354,494	89	144,964,797	19,860,096	99
MGU service	9,217,678	11	1,766,514	242,011	1
Less: business taxes and surcharges	(317,951)	—	(360,026)	(49,323)	—
	84,254,221	100	146,371,285	20,052,784	100

Insurance Brokerage service

Insurance Brokerage service is our PRC Subsidiaries’ primary business line. We provide embedded digital insurance brokerage services through our PRC Subsidiaries to end customers through B channels supported by the digital insurance brokerage platform — a proprietary platform of our PRC Subsidiaries providing insurance solutions embedded in the customer engagement matrix of our B channels, including their websites, App, Wechat Mini Programs, Douyin (the Chinese equivalent of TikTok) and other social media accounts. An insurance solution refers to an insurance brokerage service specially designed for a B channel and its end customers, which integrates online operations, systems, insurance products and customer services.

The commission fees are calculated on a predetermined percentage of insurance premium of each insurance policy. Commission fees are recognized when our PRC Subsidiaries complete the insurance brokerage services, at which point our PRC Subsidiaries successfully place an insurance policy for the end customers.

For the six months ended December 31, 2023 and 2024, the revenues generated from the general digital insurance brokerage services were approximately RMB 75.4 million (US$10.3 million) and RMB 145.0 (US$ 19.9 million), respectively, accounting for approximately 89% and 99%, respectively, of our total revenues. The increase in the insurance brokerage commissions as a percentage of total revenues for such periods was mainly due to the increase in volume of transactions on our platform, primarily contributed by larger customer base and more selection of production.

MGU Service

Our PRC Subsidiaries provide MGU services to our end customers on behalf of the insurance companies and our PRC Subsidiaries are authorized to assist the insurance companies in product design, underwriting, reinsurance, claims and risk control services within specific product or market segments. Our PRC Subsidiaries’ MGU service is powered by its MGU system, which is customized and developed specifically for their MGU business and constitutes part of their digital insurance brokerage platform. For the MGU business, our PRC Subsidiaries act as a third-party administrator for the insurance companies, and an insurance license is not required for this business model.

Our PRC Subsidiaries receive MGU Service Fees from insurance companies. MGU Service Fees are calculated on a predetermined percentage of insurance premium of each insurance policy. MGU Service Fees are generally comprised of i) underwriting services, the revenue of which are recognized at a point when the PRC Subsidiaries complete the underwriting services, and ii) claims and risk control services, the revenue of which are recognized ratably over the terms of insurance policies.

For the six months ended December 31, 2023 and 2024, the revenues generated from the MGU services were approximately RMB 9.2 (US$1.3 million) and RMB 1.8 million (US$0.2 million), respectively, accounting for approximately 11% and 1%, respectively, of our total revenues. The decrease in the MGU Service Fees as a percentage of total revenues for such periods was mainly due to closure of business by a reinsurance partner in the high-end medical sector. The PRC Subsidiaries’ MGU services focus on health insurance products for high-value individuals, which was a relatively small market and therefore the growth in MGU service was slower than that of insurance brokerage services.

Cost of revenues

Our cost of revenue primarily consists of intermediary fees paid to our B channels for allowing our insurance solutions to be embedded in the platforms of our B channels and other services to facilitate the insurance brokerage and MGU services.

Selling expenses

Selling expenses primarily consist of (i) staff costs, consisting of salaries, social insurance, and housing funds for our personnel in our sales departments; (ii) service fees; (iii) entertainment expenses and (iv) other miscellaneous expenses.

General and administrative expenses

General and administrative expenses primarily consist of (i) staff costs, consisting of salaries, social insurance, housing funds and share-based compensation for our personnel in our finance and human resource departments; (ii) professional service fees, such as legal fees for our daily operations; (iii) rental and property management expenses for our offices in headquarter and branches, (iv) provision against doubtful accounts and (iv) other miscellaneous expenses.

Research and development expenses

Research and development expenses primarily consist of (i) staff costs, consisting of salaries, social insurance, and housing funds for our personnel in our research and development departments; (ii) our sourcing labor cost which were incurred to improve our digital insurance brokerage platform primarily embedded in the platforms of our B channels; and (iii) other miscellaneous expenses.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company in the Cayman Islands to its shareholders, no withholding tax will be imposed.

British Virgin Islands (“BVI”)

Under the current and applicable laws of BVI, the subsidiary in BVI is not subject to tax on income or capital gains.

Hong Kong

Under the Hong Kong tax laws, subsidiary in Hong Kong is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019.

China

Effective from January 1, 2008, the PRC’s statutory EIT rate is 25%.

Results of Operations

The following table sets forth a summary of our results of operations for the years/periods indicated, both in dollar amounts and as percentages of total revenue. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in the Report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Six Months Ended December 31,
	2023		2024
	RMB	%	RMB	US$	%
Revenues	84,254,221	100	146,371,285	20,052,784	100
Cost of revenues	(54,192,050)	(64)	(103,811,688)	(14,222,143)	(71)
	30,062,171	36	42,559,597	5,830,641	29

Operating expenses
Selling and marketing expenses	(20,993,374)	(25)	(18,564,666)	(2,543,349)	(13)
General and administrative expenses	(10,153,441)	(12)	(14,282,228)	(1,956,657)	(10)
Research and development expenses	(7,294,313)	(9)	(5,908,365)	(809,443)	(3)
Total operating expenses	(38,441,128)	(46)	(38,755,259)	(5,309,449)	(26)
(Loss) income from operations	(8,378,957)	(10)	3,804,338	521,192	3

Other (expense) income
Interest expense, net	(431,796)	(1)	(1,605,974)	(220,018)	(1)
Other income, net	127,399	0	533,414	73,077	0
Gain on fair value change of warrant liabilities	—	—	1,430,663	196,000	1
Gain on fair value change of derivative liabilities	—	—	722,631	99,000	1
Loss on settlement of convertible notes	—	—	(4,438,430)	(608,062)	(2)
Total other expense, net	(304,397)	(1)	(3,357,696)	(460,003)	(2)

(Loss) Income Before Income Taxes	(8,683,354)	(11)	446,642	61,189	1

Income tax benefits	137,354	0	(1,091,247)	(149,500)	(1)
Net Loss	(8,546,000)	(11)	(644,605)	(88,311)	0

Revenues

Total revenues in the six months ended December 31, 2024 were approximately RMB 146.4 million ($20.1 million), compared with approximately RMB84.3 million in the same period of 2023, an increase of approximately RMB 62.1 million, or 73.7%, primarily due to increase of approximately RMB 73.6 million in insurance brokerage service fees, partially offset by a decrease of approximately RMB 7.5 million in managing general underwriting (“MGU”) services. The increase in insurance brokerage service fees was due to securing new customers in the six months ended December 31, 2024, while the decrease in MGU service fees was due to the closure of business by a reinsurance partner in the high-end medical sector in the year of 2023.

Revenues for the six months ended December 31, 2024 were comprised of insurance brokerage service fees of RMB 145.0 million and MGU service fees of RMB 1.8 million, respectively, partially net off against business taxes and surcharges of approximately RMB 0.4 million. Revenues for the six months ended December 31, 2023 were comprised of insurance brokerage service fees of approximately RMB 71.4 million and MGU service fees of approximately RMB 9.2 million, respectively, partially net off against business taxes and surcharges of approximately RMB 0.3 million.

Cost of Revenues

Cost of revenues for the six months ended December 31, 2024 increased to approximately RMB 103.8 million ($14.2 million) from approximately RMB 54.2 million in the same period of 2023, an increase of approximately RMB 49.6 million which was in line with increase in revenues.

Operating Expenses

-	Selling and marketing expenses for the six months ended December 31, 2024 decreased to approximately RMB 18.6 million ($2.5 million) from approximately RMB 21.0 million in the same period of 2023. The decrease was primarily attributable to decreased expenditures incurred in advertising and promotional campaigns for our digital insurance solutions as we are establishing our reputation among customers and reducing our spending on advertising and promotional campaigns.

-	General and administrative expenses for the six months ended December 31, 2024 increased to approximately RMB 14.3 million ($2.0 million) from approximately RMB 10.2 million in the same period of 2023, an increase of approximately RMB 4.1 million. The increase of general and administrative expenses was primarily due to an increase in professional service expenses after our listing on Nasdaq. The ratio of general and administrative expenses to revenue decreased to 9.8% from 12.1% in the same period of 2023.

-	Research and development expenses for the six months ended December 31, 2024 decreased to approximately RMB 5.9 million ($0.8 million) from approximately RMB 7.3 million in the same period of 2023, a decrease of approximately RMB 1.4 million, which was mainly due to a decrease in headcounts of personnel in our research and development department.

Income (Loss) from Operations

As a result of foregoing, income from operations for the six months ended December 31, 2024 was approximately RMB 3.8 million ($0.5 million) compared to loss from operations of approximately RMB 8.4 million in the same period of 2023.

Gain on fair value change of warrant liabilities

In connection with the First Tranche Note issued in the six months ended December 31, 2024, the Company issued warrants at to the Investor. The warrants were accounted for liabilities with changes in fair value charged to the unaudited condensed consolidated statements of operations and comprehensive loss. For the six months ended December 31, 2024, the gain on fair value change of warrant liabilities represented the decrease of fair value of warrant liabilities between the warrant issuance date and December 31, 2024.

Gain on fair value change of derivative liabilities

The conversion feature of the convertible notes was bifurcated from the debt host and was classified as derivative liabilities with changes in fair value charged to the unaudited condensed consolidated statements of operations and comprehensive loss. For the six months ended December 31, 2024, the Company recognized gain on fair value change of derivative liabilities of RMB 722,631 ($99,000).

Loss on settlement of convertible notes

For the six months ended December 31, 2024, the Company has fully settled the First Closing of First Tranche with principal amount of $750,000 and partially settled the Second closing of Frist Tranche with principal amount of $400,000 by issuance of 524,314 shares of Class A ordinary shares to the Investor.

On settlement of conversion notes, the Company adopted extinguishment accounting to derecognize the convertible notes because the conversion option is separately accounted for. The Company charged the difference between the carrying amount of the convertible notes in addition to the fair value of related derivative liabilities and the fair value of Class A ordinary shares on payment dates into the account of “loss on settlement of convertible notes” on the unaudited condensed consolidated statements of operations and comprehensive loss. For the six months ended December 31, 2024, the Company recognized loss on settlement of convertible notes of RMB 4,438,430 ($608,062).

Net Loss and Loss per Share

Net loss for the six months ended December 31, 2024 was approximately RMB 0.6 million ($0.09 million), compared to net loss of RMB 8.5 million in the same period of 2023. Non-GAAP adjusted net income for the six months ended December 31, 2024 was approximately RMB 5.7 million ($0.8 million).

Basic and diluted net loss per share for the six months ended December 31, 2024 were RMB 0.02 ($0.00) and RMB 0.02 ($0.00), respectively.

Liquidity and Capital Resources

To date, we have financed our operating and investing activities primarily through cash generated from operating activities, initial public offering and debt and equity financing from institutional investors. As of December 31, 2024, we reported working capital of approximately RMB 62.5 million (US$8.6 million) and accumulated deficits of approximately RMB 132.5 million (US$18.2 million), respectively. For the six months ended December 31, 2024, we had operating cash inflows of approximately RMB 74.2 million (US$10.2 million).

For the six months ended December 31, 2024, we received net proceeds of $2,250,000 in exchange for issuance of convertible notes with principal value of $2,5000,000 and warrants to purchase up to 314,070 shares of Class A ordinary shares. For the period from January 1, 2025 through the date of this Report, we have received $630,000 in exchange for issuance of convertible notes with principal value of $700,000 and warrants to purchase up to 202,459 shares of Class A ordinary shares.

Cash flows

The following table sets forth a summary of our cash flows for the fiscal years presented:

	For the Six Months Ended December 31,
	2023	2024	2024
	RMB	RMB	USD
Net cash provided by operating activities	85,607,856	74,197,711	10,165,046
Net cash used in investing activities	(264,606)	(4,375,000)	(599,373)
Net cash provided by financing activities	9,275,004	23,026,767	3,154,656
Effect of exchange rate changes on cash and cash equivalents	(1,513)	(80,500)	(11,032)
Net increase in cash, cash equivalents and restricted cash	94,616,741	92,768,978	12,709,297
Cash, cash equivalents and restricted cash at beginning of the period	19,873,652	46,145,326	6,321,884
Cash, cash equivalents and restricted cash at end of the period	114,490,393	138,914,304	19,031,181

Operating activities

Net cash provided by operating activities for the six months ended December 31, 2023 was approximately RMB85.6 million (US$12.1 million), primarily attributable to net loss of approximately RMB 8.5 million (US$1.2 million), adjusted for non-cash for provision of expected credit loss of approximately RMB 1.3 million (US$0.2 million), and changes in operating assets and liabilities, primarily consisting of (i) an increase of approximately RMB 15.8 million (US$2.2 million) in accounts receivable as a result of increase in revenues, (ii) an increase of approximately RMB 3.2 million (US$0.5 million) in prepaid expenses and other current assets which was primarily attributable to an increase of RMB 1.9 million in advance to staff for various operating expenses and an increase of RMB 1.8 million in government grant receivable, (iii) an increase of approximately RMB 13.2 million (US$1.9 million) in accounts payable as a result of increase in revenues, which is the base we calculate the service change for our business channels, (iv) an increase of approximately RMB 103.8 million (US$14.6 million) due to insurance carriers which would be settled by restricted cash, and (v) a decrease of approximately RMB 4.9 million (US$0.7 million) in accrued expenses and other liabilities.

Net cash provided by operating activities for the six months ended December 31, 2024 was approximately RMB 74.2 million (US$10.2 million), primarily attributable to net loss of approximately RMB 0.6 million (US$0.1 million), adjusted for loss of approximately RMB 4.4 million (US$0.6 million) on settlement of convertible notes and changes in operating assets and liabilities, primarily consisting of (i) an increase of approximately RMB 5.3 million (US$0.7 million) in accounts receivable as a result of increase in revenues from insurance brokerage services for the six months ended December 31, 2024, (ii) an increase of approximately RMB 4.4 million (US$0.6 million) in accounts payable which was caused by an increase in sales commission fees incurred for the expansion of our insurance brokerage services, and (iii) an increase of approximately RMB 73.1 million (US$10.0 million) due to insurance carriers which would be settled by restricted cash.

Investing activities

For the six months ended December 31, 2023, we reported cash used in investing activities of approximately RMB 0.3 million (US$37,269), which was used in purchase of intangible assets of approximately RMB 0.3 million.

For the six months ended December 31, 2024, we reported cash used in investing activities of approximately RMB 4.4 million (US$0.6 million), which was used as prepayment for three equity investees.

Financing activities

For the six months ended December 31, 2023, we provided cash of approximately RMB 9.3 million (US$1.3 million) in financing activities, which was primarily provided by proceeds of approximately 25.0 million (US$3.5 million) from short-term bank borrowings and borrowings of approximately RMB 26.5 million (US$3.7 million) from a related party, partially offset by repayment of bank borrowings of approximately RMB 25.5 million (US$3.6 million), repayment of related party borrowings of approximately RMB 15.0 million (US$2.1 million), and payment of offering costs of approximately RMB 1.8 million (US$0.2 million).

For the six months ended December 31, 2024, we provided cash of approximately RMB 23.0 million (US$3.2 million) in financing activities, which was primarily provided by proceeds of approximately 16.0 million (US$2.3 million) from issuance of convertible notes, proceeds of approximately $32.0 million (US$4.4 million) from short-term bank borrowings and borrowings of approximately RMB 2.5 million (US$0.3 million) from a related party, partially offset by repayment of bank borrowings of approximately RMB 25.0 million (US$3.4 million), and payment of discount and issuance costs of approximately RMB 2.5 million (US$0.4 million) in connection with issuance of convertible notes.

Trend Information

Other than as disclosed in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the current fiscal year that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Research and Development

Research and development expenses consist primarily of staff cost and outsourced labor cost for the research and development of our platform, including technology innovations, development and updates, and system function and feature updates and upgrades. Our R&D efforts also involve research and development on our insurance solutions’ development, replacement, updates, upgrades, and innovations.

During the six months ended December 31, 2023 and 2024, we incurred research and development expenses of approximately RMB 7.3 million and RMB 5.9 million (US$0.8 million), respectively.

We will continue to work on the development of our platform. We may need to devote more resources and funds to improve/add functions as our business develops. We plan to fund the further development of our platform through equity and/or debt financing, if cash generated from our operations is insufficient.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations.

Our subsidiaries are operating in mainland China and Hong Kong with substantially all of their transactions settled in RMB. As a result of, we are mainly exposed to foreign exchange risk arising from our cash and cash equivalents denominated in RMB.

However, we consider that our business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the functional currency.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and financial products purchased from financial institutions. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

Holding Company Structure

All of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC Subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements and clearance of taxes. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC Subsidiaries are required to set aside at least 10% of their after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC Subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment in and loans to our PRC Subsidiaries, must be approved by and/or registered with SAFE, its local branches and certain local banks, as the case may be.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC Subsidiaries only through loans or capital contributions, subject to the approval, filings or registration of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from any offerings to make loans or capital contributions to our PRC Subsidiaries. We expect to invest substantially all of the proceeds from any offerings in our PRC operations within the business scopes of our PRC Subsidiaries.

Critical Accounting Estimates

We prepare our unaudited condensed consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. When reading our unaudited condensed consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions.

When reading our unaudited condensed consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) accounts receivable, net; and (iii) income taxes. See Note 2 — Summary of Significant Accounting Policies to our unaudited condensed consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

While management believes its judgments, estimates and assumptions are reasonable, they are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions. We believe that the following critical accounting estimates involve the most significant judgments used in the preparation of our financial statements.

(a)	Allowance for credit losses

Accounts receivable, net are stated at the original amount less an allowance for credit losses.

On July 1, 2023, we adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, we changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets. The adoption of the guidance resulted in an increase of RMB 8,821,129 in the allowance for credit losses for accounts receivable on July 1, 2023.

For the six months ended December 31, 2023 and 2024, the Company provided expected credit losses of RMB 1,315,635 and RMB 291,960 against accounts receivable.

(b)	Valuation of deferred tax assets

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management estimated that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax assets as June 30, 2024. Thus, management recorded valuation allowance amounted to RMB 10.4 million and RMB 9.3 million (US$1.3 million) as of June 30, 2024 and December 31, 2024, respectively. The projections of future income qualified tax-planning strategies may be changed due to the macroeconomic conditions and the business development. The deferred tax assets could be utilized in the future years if the Company make profits in the future, the valuation allowance shall be reversed.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The PRC operating entities in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($13,700). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

As of June 30, 2024 and December 31, 2024, there were RMB1.0 million and RMB1.0 million of unrecognized tax benefits, respectively, that would affect the annual effective tax rate if recognized. The unrecognized tax benefit was presented as a reduction of the Deferred tax assets — Net operating loss carrying forwards in the unaudited condensed consolidated financial statements as of June 30, 2024 and December 31, 2024. The Company recognizes interest and penalty charges related to uncertain tax positions as necessary in the provision for income taxes. For the six months ended December 31, 2024, no interest expense or penalty was accrued in relation to the unrecognized tax benefit. The Company has a liability for accrued interest of nil as of June 30, 2024 and December 31, 2024, respectively.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Use of Non-GAAP Financial Measure

In addition to consolidated U.S. GAAP financial measures, we consistently evaluate our use of and calculation of the non-GAAP financial measures, “Adjusted EBITDA”.

Adjusted EBITDA is a financial measure defined as our EBITDA, adjusted to eliminate the effects of certain non-recurring items, that do not reflect our ongoing strategic business operations. EBITDA is computed as net income (loss) before interest, taxes, depreciation, and amortization. Adjusted EBITDA is EBITDA further adjusted for certain income and expenses, which management believes results in a performance measurement that represents a key indicator of the Company’s core business operations of digital insurance brokerage services. The adjustments currently include gain from early termination of leases, loss from settlement of convertible notes, and changes in fair value of derivative liabilities and warrant liabilities.

Reconciliations of Adjusted EBITDA to the most comparable U.S. GAAP financial metric for historical periods are presented in the table below:

	For the Six Months Ended December 31,
	2023	2024	2024
	RMB	RMB	USD
Reconciliation of non-GAAP (loss) income from operations:
Net Loss	(8,546,000)	(644,605)	(88,311)
Depreciation and amortization expenses	587,085	711,355	97,455
Income tax (benefits) expenses	(137,354)	1,091,247	149,500
Interest expenses	431,796	1,605,974	220,018
EBITDA	(7,664,473)	2,763,971	378,662

Adjustments:
Gain from early termination of operating lease arrangements	—	(53,714)	(7,359)
Loss from settlement of convertible notes	—	4,438,430	608,062
Changes in fair value of derivative liabilities	—	(722,631)	(99,000)
Changes in fair value of warrant liabilities	—	(1,430,663)	(196,000)
Adjusted EBITDA	(7,664,473)	4,995,393	684,365